GERDAU AMERISTEEL CORPORATION
Annual and Special Meeting of Shareholders
May 12, 2010
Report of Voting Results
In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations
The Annual and Special Meeting of Shareholders of Gerdau Ameristeel Corporation (the “Corporation”) was held on Wednesday, May 12, 2010 at 9:30 a.m. in Toronto, Ontario, at St. Andrew’s Club and Conference Centre, 150 King Street West, 27th Floor. Represented at the meeting in person or by proxy were shareholders holding 394,155,406 common shares (“Common Shares”), representing 90.93% of the Corporation’s 433,458,661 issued and outstanding Common Shares.
The following briefly describes the matters voted upon and the outcome of the votes at the meeting.
1.     Election of Directors
All of the 11 nominees set forth in the Corporation’s Management Proxy Circular dated March 29, 2010 were elected as directors at the meeting by acclamation. As indicated below, each director elected at the meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.
Management received the following proxies from the holders of Common Shares in regard to the election of directors:

Name of Nominee	Votes For	% Votes for	Votes Withheld	% Votes Withheld
Phillip E. Casey	356,734,546	91.61%	32,669,237	8.39%
Joseph J. Heffernan	388,239,040	99.70%	1,164,743	0.30%
Jorge Gerdau Johannpeter	356,372,133	91.52%	33,031,650	8.48%
Frederico C. Gerdau Johannpeter	356,378,565	91.52%	33,025,218	8.48%
André Gerdau Johannpeter	354,465,689	91.03%	34,938,094	8.97%
Claudio Johannpeter	356,387,847	91.52%	33,015,936	8.48%
J. Spencer Lanthier	387,287,740	99.46%	2,116,043	0.54%
Mario Longhi	359,218,769	92.25%	30,185,014	7.75%
Richard McCoy	388,405,095	99.74%	998,688	0.26%
Rick J. Mills	388,675,865	99.81%	727,918	0.19%
Arthur Scace	388,676,514	99.81%	727,269	0.19%

2.     Appointment of Auditors
The resolution to reappoint Deloitte & Touche LLP as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved by the required majority of the holders of the Corporation’s Common Shares.
Management received the following proxies from holders of Common Shares in regard to this resolution:

Outcome	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Carried	394,018,373	99.97%	128,533	0.03%

3.     Approval of Equity Incentive Plan
The resolution to approve the Corporation’s Equity Incentive Plan was approved by a majority of the holders of the Corporation’s Common Shares.
Management received the following proxies from holders of Common Shares in regard to this resolution:

Outcome	Votes For	% Votes For	Votes Against	% Votes Against
Carried	336,573,565	86.43%	52,830,217	13.57%

4.     Other Business
There were no other matters coming before the meeting that required a vote by the Corporation’s shareholders.

GERDAU AMERISTEEL CORPORATION
“Robert E. Lewis”
Name:	Robert E. Lewis
Title:	Vice President, General Counsel and Corporate Secretary

Date: May 13, 2010